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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-70065

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINING **JANUARY 1, 2019** (MM/DD/YY) AND ENDING **DECEMBER 31, 2019** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER: **HICKORY CAPITAL, LLC**

OFFICAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

132 CENTRAL AVENUE
(No. and Street)

HILLSDALE	**NJ**	**07642**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

DOUGLAS EVANS **201-248-8163**
(Area Code - Telephone No.)

B. ACCOUNTANT DESIGNATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

OHAB AND COMPANY, PA
(Name - *if individual, state last, first, middle name*)

100 E. SYBELIA AVENUE, SUITE 130, MAITLAND	**FLORIDA**	**32751**
(Address and City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its Possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual audit be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

RMS

E'L

OATH OR AFFIRMATION

I, DOUGLAS EVANS, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of HICKORY CAPITAL, LLC, as of DECEMBER 31, 2019 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CCO
Title

Jack A Levy • Notary Public
No. 2377500
Comm. Exp. 08-29-2023
New Jersey

Public Notary

This report** contains (check all applicable boxes);

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements under Exhibit A of Rule 15c3-1.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Hickory Capital, LLC

Index to Financial Statements and Supplemental Schedule

December 31, 2019

Ohab and Company, P.A.

100 E. Sybelia Ave. Suite 130
Maitland, FL 32751

Certified Public Accountants
Email: pam@ohabco.com

Telephone 407-740-7311
Fax 407-740-6441

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Member's
of Hickory Capital, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Hickory Capital, LLC as of December 31, 2019, and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Hickory Capital, LLC as of December 31, 2019 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Hickory Capital, LLC's management. Our responsibility is to express an opinion on Hickory Capital, LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Hickory Capital, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Ohab and Company, PA

We have served as Hickory Capital, LLC's auditor since 2018.

Maitland, Florida

February 8, 2020

HICKORY CAPITAL, LLC
STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2019

ASSETS:		
Current Assets:		
Cash and Cash Equivalents	$	20,860
FINRA CRD Account		5,025
FINRA 2020 Renewal Account		620
TOTAL CURRENT ASSETS	$	26,505
LIABILITIES AND MEMBER'S EQUITY:		
Current Liabilities:		
Accounts Payable and Accrued Expenses	$	9,525
SIPC Payable		67
Total Current Liabilities		9,592
Commitments and Contingencies		-
Member's Equity		16,913
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	$26,505

See notes to the financial statements and report of independent registered public accounting firm.

HICKORY CAPITAL, LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2019

NOTE A—ORGANIZATION AND NATURE OF BUSINESS

Hickory Capital, LLC (the "Company") is a broker/dealer registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Association. It is approved for and engages in only one business: private placements of securities.

The Company was organized as a Delaware limited liability company in December of 2017, and was granted FINRA membership in April of 2018.

NOTE B—COMPANY CONDITION

The Company has a net profit for the year, and sufficient capital and revenues to remain in business without any additional capital contributions.

NOTE C—REVENUE FROM CONTRACTS WITH CUSTOMERS

Significant Judgments: Revenue from contracts with customers includes fees from investment banking. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; whether revenue should be presented gross or net of certain costs; and whether constraints on variable consideration should be applied due to uncertain future events.

Revenue Recognition: Revenues from our contracts are composed of investment banking fees. Such fees are recognized at the point in time when the Company performs under the terms of the contractual arrangement is completed, which is typically at the closing of the transaction.

NOTE C—REVENUE FROM CONTRACTS WITH CUSTOMERS (CONTINUED)

Reimbursed expenses related to these transactions are recorded as revenue and are included in investment banking fees. In certain instances, for advisory contracts, the Company will receive amounts in advance of the deals closing. In these instances, revenue is recognized over the time in which the performance obligations are simultaneously provided by the Company and consumed by the customer. As of December 31, 2019, there were no advances to the Company.

NOTE D—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

These financial statements are presented on the accrual basis of accounting in accordance with generally accepted accounting principles whereby revenues are recognized in the period earned and expenses incurred.

Cash

For purposes of the statement of cash flows, cash and cash equivalents include cash in bank.

Customer Funds

The company is only approved to sell private placements. The Company is not approved to receive or custody customer funds. From time to time, the Company may accept subscription agreements and checks payable to investment banking clients or escrow accounts for investment banking clients, but it must immediately forward them to the client or deposit them in the escrow account by noon on the next business day after receipt, in accordance with regulatory interpretations of SEC Rule 15(c) 3-3.

Income Taxes

All income and losses of the Company flow through to the Sole Member of the limited liability company who is responsible for income taxes thereon.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE E—NET CAPITAL REQUIREMENTS AND EXCESS

The Company is subject to the Security and Exchange commission's Uniform Net Capital Rule [SEC Rule 15(c)3-1]. This Rule requires that the Company maintain at least $5,000 minimum net capital , and requires that aggregate indebtedness not exceed 1500% of net capital. The Company had net capital of $11,268 as of December 31, 2019, which means that excess net capital was $6,268.

NOTE F—OMITTED SUPPLEMENTERY SCHEDULES

The Company does not hold customer cash or securities, and therefore, has no obligations under Rule 15c3-3 under the Securities and Exchange Act of 1934. Accordingly, there is no:

-Computation for Determination of Reserve Requirements Pursuant to SEC Rule 15(c)3-3
-Information Relating to Possession and Control Requirements Under SEC Rule 15(c)3-3

NOTE G—ACCOUNTING PRONOUNCEMENT

On January 1, 2018, the Company adopted ASU 2014-09 Revenue from Contracts with Customers and all subsequent amendments to the ASU (collectively, "ASC 606") using the modified retrospective method of adoption. ASC 606 created a single framework for recognizing revenue from contracts with customers that fall within its scope. Under ASC 606,

revenue is recognized upon satisfaction of performance obligations by transferring control over goods or service to a customer. The adoption of ASC 606 did not result in any changes to beginning retained earnings for the year ended December 31, 2019 or net income for the preceding year-end.

NOTE H—SUBSEQUENT EVENTS

Management has evaluated subsequent events through the date of this auditor's report, which is the date the financial statements were available for issue.